Exhibit 99.1

Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
Three and Six Month Periods Ended June 30, 2010 and 2009

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Unaudited - Expressed in Canadian dollars)
	June 30,	December 31,
	2010	2009
	$	$

ASSETS
Current
Cash	543,617	5,073,471
Trade receivables, net [note 5]	1,997,617	2,059,635
Other receivables	63,618	45,996
Inventories [note 6]	3,857,190	2,185,160
Prepaid expenses and other	332,649	238,158
Total current assets	6,794,691	9,602,420
Long-term prepaids	443	1,329
Restricted investments [notes 4 and 9[iii]]	900,641	901,093
Property, plant and equipment [note 7]	10,214,805	10,845,786
Intangible assets [note 8]	96,990	113,568
	18,007,570	21,464,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 5]	1,714,621	1,049,242
Accrued and other liabilities [note 12]	782,624	524,763
Lease inducements - current portion [note 9]	450,540	435,537
Deferred revenue - current portion [note 10]	543,355	594,349
Total current liabilities	3,491,140	2,603,891
Lease inducements [note 9]	8,894,009	9,123,132
Deferred revenue [note 10]	166,459	90,631
	12,551,608	11,817,654
Commitments and contingencies [note 13]
Shareholders’ equity
Share capital [note 11[b]]	89,085,146	89,084,660
Contributed surplus [note 11[b]]	11,599,278	11,262,192
Deficit	(95,228,462)	(90,700,310)
Total shareholders’ equity	5,455,962	9,646,542
	18,007,570	21,464,196
See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Unaudited - Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

REVENUE
Product sales [note 14]	2,112,424	2,067,194	3,514,958	4,346,770
Cost of sales [note 11[d]]	1,824,341	2,040,993	3,043,600	3,969,764
Gross profit on product sales	288,083	26,201	471,358	377,006

Contract service fees and revenues from collaborative
research arrangements [note 14]	143,089	668,221	290,034	1,101,045
	431,172	694,422	761,392	1,478,051
EXPENSES
Research and development [note 11[d]]	1,148,239	1,344,204	2,641,873	2,574,071
General and administrative [notes 11[d] and 12]	681,020	695,318	1,566,004	1,411,093
Marketing and business development [note 11[d]]	294,326	373,501	663,323	754,196
	2,123,585	2,413,023	4,871,200	4,739,360

OTHER EXPENSES (INCOME)
Interest expense [note 9 [iii]]	213,331	241,405	414,830	449,601
Interest income	(762)	(116)	(1,500)	(7,667)
Foreign exchange loss (gain)	(36,878)	(60,903)	5,014	(72,841)
	175,691	180,386	418,344	369,093
Loss and comprehensive loss for the period	(1,868,104)	(1,898,987)	(4,528,152)	(3,630,402)

Deficit, beginning of period	(93,360,358)	(82,888,194)	(90,700,310)	(81,156,779)
Deficit, end of period	(95,228,462)	(84,787,181)	(95,228,462)	(84,787,181)

Loss per common share - basic and diluted	(0.07)	(0.09)	(0.18)	(0.19)
Weighted average number of common shares
outstanding	25,467,422	20,740,827	25,467,399	18,897,587
See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(1,868,104)	(1,898,987)	(4,528,152)	(3,630,402)
Add (deduct) items not involving cash:
Amortization of plant and equipment [note 7]	329,785	375,309	660,255	712,213
Amortization of intangible assets [note 8]	16,958	3,391	33,221	6,901
Amortization of deferred lease inducements [note 9]	(42,234)	(42,234)	(84,468)	(84,468)
Restricted investments	517	681	452	2,304
Stock-based compensation [note 11 [d]]	127,280	186,988	337,248	373,843
Other non-cash items	-	22,452	-	22,452
Changes in non-cash working capital
Trade receivables	(180,378)	(127,602)	62,018	(1,083,034)
Other receivables	32,705	(228,154)	(17,622)	(210,672)
Inventories	(294,989)	(221,854)	(1,672,030)	291,557
Prepaid expenses and other	(76,083)	180,682	(93,605)	201,247
Accounts payable	516,970	384,115	665,379	537,518
Accrued and other liabilities	49,534	(991,339)	257,861	(1,423,804)
Deferred revenue	(3,146)	(95,144)	24,834	388,731
Foreign exchange	(23,697)	15,651	2,139	39,214
Cash used in operating activities	(1,414,882)	(2,436,045)	(4,352,469)	(3,856,400)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(4,762)	(11,424)	(29,273)	(49,497)
Purchase of intangible assets	-	(8,145)	(16,644)	(12,159)
Cash used in investing activities	(4,762)	(19,569)	(45,917)	(61,656)

FINANCING ACTIVITIES
Repayment of repayable lease inducement	(65,713)	(58,898)	(129,653)	(121,036)
Proceeds from issuance of common shares
from stock options exercised	-	11,392,232	324	11,392,232
Cash (used) received in financing activities	(65,713)	11,333,334	(129,329)	11,271,196

Effect of changes in foreign currency rates
on cash and cash equivalents	23,697	15,651	(2,139)	(39,214)

(Decrease) Increase in cash during the period	(1,485,357)	8,877,720	(4,527,715)	7,353,140
Cash and cash equivalents, beginning of period	2,005,277	706,509	5,073,471	2,254,652
Cash and cash equivalents, end of period	543,617	9,568,578	543,617	9,568,578

Supplemental Disclosure
Interest paid in cash	66,774	206,677	268,272	414,873

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments.  RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  The Company has sustained continuing losses since its formation and at June 30, 2010, had a deficit of $95,228,462 and incurred negative cash flows from operations of $1,414,882 and $4,352,469 for the three and six month periods ended June 30, 2010. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of debt and equity financings.  Subsequent to the end of the quarter, on July 28, 2010, the Company closed a private placement for the issuance of 13,333,333 shares for gross proceeds of approximately $8M.

Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the period presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (cont’d)

The unaudited consolidated interim financial statements do not include all of the information and footnotes required to be presented for annual financial statements.  Accordingly, these financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at June 30, 2010 and its results of operations and its cash flows for the periods then ended and for all such periods presented.

Common share consolidation

The Company effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a 10 (old) for 1 (new) basis. The common shares began trading on the Toronto Stock Exchange and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010.  The share consolidation affected all of the Company’s outstanding common shares, stock options and warrants.  Accordingly, the accompanying unaudited consolidated interim financial statements have been adjusted to reflect the changes of the share consolidation [Note 11[b]].

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are directly linked to specific milestones are deferred and amortized into income as services are rendered.  Upfront fees from collaborative  research  arrangements  which  are  non-refundable,  require  the  ongoing involvement  of  the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Company’s other significant accounting policies are disclosed in Note 2 of its audited consolidated financial statements as at and for the year ended December 31, 2009.  There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2009.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued Section 1582 - “Business Combinations”, together with Sections 1601 - “Consolidated Financial Statements, and 1602 - “Non-Controlling Interests.  CICA 1582 replaces Section 1581 of the same name and establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601 replaces Section 1600 of the same name and carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011.  The Company is currently evaluating the effects of its adoption on its consolidated financial statements.

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.  Under IFRS, there is significantly more disclosure required.  In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are differences in accounting policies that must be addressed.  The Company is currently in the final stages of formulating and developing an implementation plan to comply with the new standards and its future reporting requirements.

4. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to other stakeholders.  This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value.  The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholders’ equity as disclosed in the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

4. CAPITAL MANAGEMENT  (cont’d)

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)	To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 9[iii]].
b)	As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)	As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

The Company has not revised its capital management strategies during the six month period ended June 30, 2010.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

The CICA issued Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation to enhance the disclosure requirements and carrying forward unchanged the presentation requirements pertaining to the nature and extent of risks arising from financial instruments and how those risks are managed.  These standards were adopted by the Company in 2008, with no impact on the recognition of measurement of the Company’s financial instruments.

In June 2009, the CICA issued amendments to Section 3862 – Financial Instruments – Disclosures to expand the disclosures required in respect of fair value measurements recognized in financial statements.  For the purpose of these expanded disclosures, a three-level hierarchy has been introduced as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices or indirectly (i.e. derived from prices);
Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Since the Company does not have significant financial instruments requiring fair value measurements other than cash, Section 3862, as amended, does not have a material effect on the Company for the three and six month periods ended June 30, 2010.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Held-for-trading financial instruments are initially measured at fair value and subsequent changes in fair value are recognized in net income.

Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

The Company has classified its cash as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Carrying value and fair value of financial assets and liabilities as at June 30, 2010 and December 31, 2009 are summarized as follows:

	June 30, 2010		December 31, 2009

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	543,617	543,617	5,073,471	5,073,471
Loans and receivables	2,061,235	2,061,235	2,105,631	2,105,631
Held-to-maturity	900,641	900,641	901,093	901,093
Other financial liabilities	9,715,986	9,715,986	8,922,397	8,922,397

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital.  Risk management activities are managed by the finance and accounting department.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against i) the U.S. dollar would result in an increase/decrease of approximately $108,000 in the Company's loss, ii) the Euro would result in an increase/decrease of approximately $6,000 in the Company's  loss, and iii) the Japanese Yen would result in an increase/decrease of approximately $1,700 in the Company's  loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited as its restricted investments are short-term in nature and the interest rate related to its repayable leasehold improvement allowance is fixed over the term of the lease.

Other Price Risk

Other price risk is the risk that the future value or cash flows of a financial instrument will fluctuate because of changes in market prices.  Exposure to price risk is low as the Company’s cash management policy is to invest excess cash in high grade/low risk investments over short periods of time.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

As at June 30, 2010, four customers represent 87% [2009 - four customers represent 85%] of the trade receivables balance.  For the three and six month periods ended June 30, 2010, four customers represent 84% and 72% [2009 - for both the three and six month periods ended June 30, 2009 four customers represent 77%] of total product sales, respectively.  For both the three and six month periods ended June 30, 2010 three customers represent 100% [2009 - for both the three and six month periods ended June 30, 2009 three customers represent 100% ] of total service revenues, respectively.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

The Company reviews the collectibility of its accounts receivable on a regular basis and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at June 30, 2010, the balance of the Company’s allowance for doubtful accounts was $Nil [December 31, 2009 - $1,800].  The Company has good credit history with its customers and the amounts due from them are received as expected.

Pursuant to their respective terms, trade accounts receivables are aged as follows:

	June 30,	December 31,
	2010	2009
	$	$
Current	1,824,916	1,713,206
1-30 days past due	94,662	60,925
31-60 days past due	53,010	42,832
61-90 days past due	24,571	210,109
Over 90 days past due	458	34,363
	1,997,617	2,061,435
Allowance for doubtful accounts	-	(1,800)
	1,997,617	2,059,635

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows:

	June 30,	December 31,
	2010	2009
	$	$
Current	826,732	771,253
1-30 days past due	531,953	259,728
31-60 days past due	258,424	599
61-90 days past due	80,866	7,922
Over 90 days past due	16,647	9,740
	1,714,621	1,049,242

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

6. INVENTORIES

	June 30,	December 31,
	2010	2009
	$	$
Raw materials	1,002,881	693,752
Work in process	838,112	811,371
Finished goods	2,016,197	680,037
	3,857,190	2,185,160

The carrying value of inventory as at June 30, 2010 includes a provision for lower of cost and net realizable value in the amount of $31,474 [December 31, 2009 - $33,225].

7. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

June 30, 2010
Office furniture and equipment	955,451	435,436	520,015
Office computer equipment	262,433	211,615	50,818
Laboratory furniture and equipment	569,901	502,594	67,307
Laboratory computer equipment	431,856	405,964	25,892
Computer software	38,325	37,859	466
Manufacturing equipment	2,113,858	832,309	1,281,549
Manufacturing molds	601,174	598,881	2,293
Leasehold improvements	9,769,669	1,503,204	8,266,465
	14,742,667	4,527,862	10,214,805

December 31, 2009
Office furniture and equipment	950,374	342,109	608,265
Office computer equipment	257,607	187,870	69,737
Laboratory furniture and equipment	568,132	489,337	78,795
Laboratory computer equipment	419,016	393,986	25,029
Computer software	38,325	37,605	720
Manufacturing equipment	2,109,096	644,779	1,464,317
Manufacturing molds	601,174	597,192	3,982
Leasehold improvements	9,769,669	1,174,729	8,594,940
	14,713,393	3,867,607	10,845,786

Amortization expense for the three and six month periods ended June 30, 2010 amounted to $329,785 and $660,255 [2009 - $375,309 and $712,213], respectively.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT (cont’d)

The following table shows amortization expense allocated by type of cost:

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Cost of sales	214,129	203,660	428,289	389,220
Research and development	68,267	87,174	137,453	161,503
General and administrative	24,066	60,322	47,918	109,998
Marketing and business development	23,323	24,153	46,595	55,002
	329,785	375,309	660,255	715,723

Long-lived assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

The following plant and equipment were not yet in service and hence not amortized:
	June 30,	December 31,
	2010	2009
	$	$

Office furniture and equipment	-	6,448
Manufacturing equipment	107,847	107,847
Leasehold improvements	-	16,202
	107,847	130,497

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

8. INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	Amortization	value
	$	$	$

June 30, 2010
Computer software	360,260	263,270	96,990

December 31, 2009
Computer software	343,617	230,049	113,568

Amortization expense for the three and six month periods ended June 30, 2010 amounted to $16,958 and $33,221 [2009 - $3,3,91 and $6,901], respectively.

The following table shows amortization expense allocated by type of cost:

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Cost of sales	1,408	1,356	2,697	1,356
Research and development	11,328	441	22,435	441
General and administrative	1,935	848	3,708	4,358
Marketing and business development	2,287	746	4,382	746
	16,958	3,391	33,221	6,901

Intangible assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For intangible assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized for the difference between the carrying value and the fair value.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

9. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 13[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$

June 30, 2010
Rent-Free Inducement [i]	814,164	131,169	682,995
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	257,987	1,442,813
Repayable Leasehold Improvement Allowance [iii]	7,814,418	595,677	7,218,741
	10,329,382	984,833	9,344,549

December 31, 2009
Rent-Free Inducement [i]	814,164	104,030	710,134
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	200,657	1,500,143
Repayable Leasehold Improvement Allowance [iii]	7,814,418	466,026	7,348,392
	10,329,382	770,713	9,558,669

	June 30,	December 31,
	2010	2009
Summarized as to:	$	$
Current Portion
Rent-Free Inducement [i]	54,278	54,278
Non-Repayable Leasehold Improvement Allowance [ii]	114,661	114,661
Repayable Leasehold Improvement Allowance [iii]	281,601	266,598
Current Portion	450,540	435,537

Long-Term Portion
Rent-Free Inducement [i]	628,718	655,856
Non-Repayable Leasehold Improvement Allowance [ii]	1,328,152	1,385,482
Repayable Leasehold Improvement Allowance [iii]	6,937,139	7,081,794
Long-Term Portion	8,894,009	9,123,132

Total	9,344,549	9,558,669

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

9. LEASE INDUCEMENTS (cont’d)

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the three and six month periods ended June 30, 2010 amounted to $13,569 and $27,138 [2009 - $13,569 and $27,138], respectively.

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for the three and six month periods ended June 30, 2010 amounted to $28,665 and $57,330 [2009 - $28,665 and $57,330], respectively.

[iii]
The Company received a repayable leasehold improvement allowance for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the three and six month periods ended June 30, 2010 amounted to $65,713 and $129,653 [2009 - $58,898 and $121,036], respectively.

Future principal repayments due to be paid are estimated as follows:

June 30,	$
2011	281,601
2012	314,188
2013	350,545
2014	391,110
2015	436,369
Thereafter	5,444,928
7,218,741

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collaterized by a term deposit with market value of $870,610 [2009 - $871,059], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

10. DEFERRED REVENUE

	June 30,	December 31,
	2010	2009
	$	$
Beginning balance:
Product sales	169,279	149,547
Contract service fees and revenues from
collaborative research arrangements	515,701	-
	684,980	149,547
Additions:
Product sales	64,608	189,054
Contract service fees and revenues from
collaborative research arrangements	176,560	1,435,362
	926,148	1,773,963
Recognition of revenue:
Product sales	(60,592)	(169,322)
Contract service fees and revenues from
collaborative research arrangements	(155,742)	(919,661)

Ending balance:
Product sales	173,295	169,279
Contract service fees and revenues from
collaborative research arrangements	536,519	515,701
	709,814	684,980

Summarized as to:
Current Portion
Product sales	77,211	78,648
Contract service fees and revenues from
collaborative research arrangements	466,144	515,701
Current Portion	543,355	594,349

Long-Term Portion
Product sales	96,084	90,631
Contract service fees and revenues from
collaborative research arrangements	70,375	-
Long-Term Portion	166,459	90,631

Total	709,814	684,980

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]   Common share consolidation

The Company effected a share consolidation in accordance with the authority granted by shareholders at the Company’s annual general and special meeting on May 4, 2010 to permit it to implement a consolidation of the Company’s outstanding common shares on a 10 (old) for 1 (new) basis. The common shares began trading on the Toronto Stock Exchange and the OTC Bulletin Board in the United States on a consolidated adjusted basis on May 28, 2010.

The share consolidation affected all of the Company’s outstanding common shares, stock options and common share purchase warrants.  As a result of the consolidation, each shareholder of the Company holds 1 post-consolidation common share for every 10 pre-consolidation common shares.  In the event that a shareholder was entitled to receive a fractional share upon the share consolidation, such fraction was rounded down to the nearest whole number.  As a result of the consolidation, each common share warrant holder and stock option holder is now entitled to purchase one-tenth of one common share at the same exercise price as set out in the warrant certificate and stock option agreement, respectively.  The Company has reflected the consolidation retroactively.  Consequently, all share capital, common shares, stock options, common share purchase warrants and per share amounts are presented post-consolidation [Note 1].

Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2008	17,033,820	80,107,580	7,809,327
Issued for cash:
Public offering, net of issue costs [i]	8,433,332	8,977,080	2,415,152
Stock-based compensation [note 11 [d]]	-	-	1,037,713
Balance, December 31, 2009	25,467,152	89,084,660	11,262,192
Issued for cash:
Exercise of stock options	270	324	-
Issued for non-cash consideration:
Stock-based compensation related to
stock options exercised	-	162	(162)
Stock-based compensation [note 11 [d]]	-	-	337,248
Balance, June 30, 2010	25,467,422	89,085,146	11,599,278

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]
The Company closed a public offering on May 21, 2009 consisting of 8,433,332 units at a price of $1.50 per share, for total gross proceeds of $12,650,000 before share issuance costs of $1,257,768 for net proceeds of $11,392,232.

Each unit is comprised of one common share and one-half of one transferable common share purchase warrant for a total of 4,216,666 common share purchase warrants.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $2.50 per share for a period of 24 months from the closing date.

In connection with the financings, the Company paid cash commissions of $742,588, legal and professional fees of $266,976 and other share issuance costs of $248,204.  In addition to this, the Company also issued 253,000 broker’s warrants with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $2.50 per share for a period of 24 months from the closing date.

The fair value of the 4,469,666 common share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	101%
Risk-free interest rate	0.92%
Expected life in years	2.00
Fair value per warrant	$0.60

The fair value of the warrants was calculated using the Black Scholes option pricing model and then subtracted from the gross proceeds received to determine the amount to be allocated to the shares.  Accordingly, share issue costs of $991,118 and $266,650 were allocated to share capital and contributed surplus proportional to the fair value of the shares and warrants, respectively.

[ii]
The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 3,108,440 and 291,890 units, respectively, at a price of $1.50 per share, for total gross proceeds of $5,100,500.  Eachunit is comprised of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $2.00 per share for a period of 36 months from the closing date.

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of $4,679,248, of which $3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[ii]	Issued (cont’d)

The fair value of the 1,700,163 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008 warrants	October 31, 2008 warrants
Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00
Fair value per warrant	$0.60	$0.80

Accordingly, $932,533 of the proceeds, less $77,018 in issue costs, was allocated as the fair value of the October 28, 2008 warrants, and $116,756 less $9,642 in issue costs, was allocated as the fair value of the October 31, 2008 warrants for a total aggregate value of $962,628 which was recorded in contributed surplus in the consolidated balance sheets.

[c]    Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the TSX (“Toronto Stock Exchange”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.Of the 1,700,000 stock options authorized for grant under the 2008 Plan, 366,651 stock options are available for grant at June 30, 2010.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]    Stock option plan (cont’d)

At  June 30, 2010,  the following stock options were outstanding:

			Options outstanding		Options exercisable
			June 30, 2010		June 30, 2010
Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
1.15 - 1.99	263,480	3.78	1.20	18,127	1.22
3.00 - 3.99	1,300	0.30	3.30	1,300	3.30
4.00 - 4.99	2,093	0.71	4.63	1,528	4.53
5.00 - 5.99	193,525	0.78	5.73	184,079	5.76
6.00 - 6.99	166,098	1.80	6.71	50,642	6.68
7.00 - 7.99	6,555	1.32	7.57	5,155	7.65
8.00 - 8.99	87,115	2.11	8.80	32,289	8.80
9.00 - 9.99	7,500	0.87	9.10	7,500	9.10
10.00 - 11.00	197,737	2.17	10.60	53,988	10.63
1.15 - 11.00	925,403	2.24	5.98	354,608	6.76

The options expire at various dates from July 16, 2010 to December 10, 2014.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2008	1,073,260	6.50
Options granted	104,605	1.20
Options forfeited	(2,889)	3.20
Options expired	(101,843)	7.10
Options exercised	-	-
Balance, December 31, 2009	1,073,133	5.90
Options granted	-	-
Options forfeited	(76,533)	5.13
Options expired	(70,927)	6.18
Options exercised	(270)	1.20
Balance, June 30, 2010	925,403	6.76

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended December 31, 2009.  The Company did not grant any stock options during the three and six month periods ended June 30, 2010.

[d]	Stock-based compensation

For the three and six month periods ended June 30, 2010, the Company recognized compensation expense of $127,280 and $337,248 [2009 - $186,988 and $373,843], respectively, as a result of stock options granted to officers, directors and employees, with a corresponding credit to contributed surplus.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation (cont’d)

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

General and administrative	72,786	129,014	224,043	257,886
Research and development	29,524	26,392	60,435	52,801
Cost of sales	12,870	13,240	25,998	26,474
Marketing and business development	12,100	18,342	26,772	36,682
	127,280	186,988	337,248	373,843

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 82,500 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 4,125 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 8,250 common shares or 10% of the total escrow shares.  As at June 30, 2010, 74,250 common shares have been released from escrow leaving a balance of escrow shares of 8,250.

[f]	Common share purchase warrants

At June 30, 2010, the following common share purchase warrants are outstanding:

	Number of
	common shares	Exercise
Issue Date	issuable	price $	Expiry date
October 28, 2008	1,554,218	2.00	October 28, 2011
October 31, 2008	145,945	2.00	October 31, 2011
May 21, 2009	4,469,666	2.50	May 21, 2011
	6,169,829	2.36

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]	Common share purchase warrants (cont’d)

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2008	1,700,163	2.00
Warrants issued	4,469,666	2.50
Balance, December 31, 2009	6,169,829	2.36
Warrants issued	-	-
Balance, June 30 , 2010	6,169,829	2.36

12. RELATED PARTY TRANSACTIONS

For the three and six month periods ended June 30, 2010, directors’ fees totaling $18,500 and  $39,500 were incurred by the Company for routine services provided by non-management members of the Board of Directors [2009 - $17,250 and $38,250], respectively.  As at June 30, 2010, $39,500 remained outstanding and was included in the balance of accrued and other liabilities.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

13. COMMITMENTS AND CONTINGENCIES

[a]	License agreements

[i]
The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology.  In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[a]	License agreements (cont’d)

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the  year  incurred.    The  agreement  terminates  on   the  expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the three and six month periods ended June 30, 2010, the Company incurred an expense of $2,750 and $5,500 [2009 - $2,750 and $5,500], respectively, for royalty and license fees.

[ii]
The Company entered into a non-exclusive license agreement, effective July 2005, as amended June 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties based on the greater of 8% of revenue generated from, or U.S. $1.30 per unit from the sale of, products that incorporate the Technology.  For the three and six month periods ended June 30, 2010, the Company incurred an expense of $13,322 and $22,868 [2009 - $5,838 and $18,278], respectively, for royalty and license fees.

[iii]
The company entered into a non-exclusive license and supply agreement, effective June 30, 2009 to purchase certain proprietary materials “Materials” and use related intellectual property to manufacture, sell and have sold lateral flow immunoassay products.  In consideration for these rights, the Company is to pay a non-refundable, non-creditable license fee, of U.S. $85,000 in 17 equal quarterly payments of U.S. $5,000 commencing December 31, 2009.  For the three and six month periods ended June 30, 2010, the Company incurred an expense of $5,079 and $15,238 [2009 - $Nil and $Nil], respectively, for license fees.

The minimum annual purchase commitments are as follows:

June 30,	$
2011	82,498
2012	108,806
2013	159,723
2014	191,003
2015	200,553
Thereafter	102,722
845,305

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[b]  Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]    Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement.  For the three and six month periods ended June 30, 2010, the Company incurred an expense of $1,448 and $8,610 [2009 - $14,699 and $56,111], respectively, for royalties to the supplier.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[e]	Lease agreements

[i]
The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 9[iii]].

For the three and six month periods ended June 30, 2010, $380,026 and $768,273 [2009 - $374,377and $751,335] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 9[i]] and non-repayable leasehold improvement allowance [Note 9[ii]].

[ii]	The Company entered into a number of operating leases for administrative equipment.

[iii]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
June 30,	$	$	$
2011	1,960,887	30,240	1,991,127
2012	1,995,564	22,680	2,018,244
2013	2,032,054	-	2,032,054
2014	2,070,480	-	2,070,480
2015	2,110,975	-	2,110,975
Thereafter	17,579,717	-	17,579,717
	27,749,677	52,920	27,802,597

* Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

[f]	Commitment to purchase equipment

As at June 30, 2010, the Company has outstanding purchase order commitments totaling approximately $31,000 for capital purchases related to operating activities of the Company.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in Asia, United States, Europe and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For both the three and six month periods ended June 30, 2010, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from three customers [2009 – 100% from three customers for both the three and six month periods ended June 30, 2009 ].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$
Europe	132,789	434,505	132,789	726,758
Asia	8,797	-	17,594	-
United States	1,503	233,716	139,651	374,287
Total	143,089	668,221	290,034	1,101,045

For the three and six month periods ended June 30, 2010, $1,765,215 and $2,546,176 in product sales were generated from four customers [2009 - $1,438,004 and $2,753,524 from three customers], respectively.

Product sales by customer location were as follows:

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$
Asia (China, Japan and Other)	1,626,604	653,067	2,323,492	1,276,344
United States	254,580	1,166,419	608,854	2,471,399
Europe	136,656	176,505	397,337	334,390
Canada	9,569	12,485	27,745	45,415
Other	85,015	58,718	157,530	219,222
Total	2,112,424	2,067,194	3,514,958	4,346,770

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010 and 2009
(Unaudited - Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d)

Product sales by type of product were as follows:

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$
Clinical products	1,985,675	1,805,308	3,200,084	3,548,014
Bio-defense products	92,857	81,911	206,779	190,743
Vector products (West Nile Virus)	33,892	179,975	108,095	608,013
Total	2,112,424	2,067,194	3,514,958	4,346,770

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. SUBSEQUENT EVENT

On July 28, 2010, the Company closed a private placement of 13,333,333 common shares for gross proceeds of approximately $8M from funds affiliated with OrbiMed Advisors.